

INVEST IN **HUSTLEPAY**

All Your Payment Sources in a Single Checkout

hustlepay.me Mountain View, CA





Highlights

1. Team with successful experience of managing business, startup fundraising, and successful exits.

2. Letters of intent from e-commerce and payment

processing companies with tens of thousands of users.

3. Validated, high velocity, short fuse project with dozens of ready-to-go investors.

4. Founders and team: Stanford, Harvard, Carnegie-Mellon, UCLA, w leading European universities alums.

5. Founders w world-class expertise: fintech, AI, software engineering, and creative entrepreneurship.

6. Fintech engineers with leading management skills from Silicon Valley's most respected companies

Featured Investor



Belinda Horn
Syndicate Lead

Follow

Invested $10,000 ⓘ

"When I first saw the name, I have to admit, it made me smile. I tend to follow my heart in most matters, and this instinct is particularly strong when it comes to making investments. From the very beginning, this one just felt right. One of my fundamental principles is to only invest what I am willing to risk, understanding fully that you win some and lose some—it's all part of the game. As I mentioned earlier, I genuinely like the company's name, and I have a strong belief in its concept. I know many people who would eagerly use this service if it were available to them. The idea is brilliantly simple and incredibly useful, especially for webshops and small business owners looking to offer this to their clients. You can imagine—well, I certainly can—that this investment opportunity could be a very intriguing one. I envision HustlePay growing into a significant company in the future."

Our Team



Bastiaan "Bas" Van Gent   Founder & Director

Managed Shell's $1.8 billion petrochemical plant construction. Led M&As between China state-owned and EU companies. Developed a $100 million real estate portfolio across 🇳🇱 🇩🇪 🇪🇸. Received Spanish Medal for aiding release of NATO staff.



Timur Mukminov   Co-Founder & COO

Successfully delivered dozens of software products, DevOps, and data center deployments for Google, Facebook-Meta, Genentech, Intuit. Managed a project portfolio with 80 software developers on 3 continents. Advisor and co-founder to startup projects.



Stas Zvinyatskovsky   Principal Technical Advisor

Head of Platform Engineering at Verily, Alphabet. Former Partner at Accenture-Software Engineering and Architecture, worked with a number of Financial institutions. Former Distinguished Architect at Yahoo! 25+ Yrs of software engineering architecture



Mark Baran   Prospect CTO

CTO of FastPay. Processed $5B+ in business credit originations and $10B+ in AP payments. Extensive expertise in payments, virtual cards, ERP integration & lending. Silicon Valley Leader with multiple exits and 14 yrs of fintech experience



Ron Rawson CFO

Creative portfolio-career entrepreneur: operating, advisor, board, investor. Int'l biz dev trade development. Leader in bankcard and payment sectors. Golden Gate Angels, Keiretsu Forum, VC Task Force. Former All America, NCAA D-1 & nat'l Masters swimmer.



Simon Napier-Bell PR & Marketing Advisor, Board Member

English record and film producer, music manager, author, journalist. Managed the artists and bands: Yardbirds, John's Children, Marc Bolan, London, Japan, Sinéad O'Connor, Ultravox, George Michael, Wham! https://en.wikipedia.org/wiki/Simon_Napier-Bell

Own Your Checkout!





More Available Cash.
Pooling Balances with
HustlePay's AI Technology





HustlePay

Payments, an Ongoing Pain

90 Million

US homes struggle with payments; many reporting to have enough funds if combined across multiple payment sources

68%

of online shopping carts are abandoned in $850 billion online economy in the US alone.

28%

of abandoned carts cite **lack of suitable payment source** - approx. $160 billion in unpurchased value

https://www.hustlepay.me

HustlePay

Pain of Non Payment- Inefficient by Design

Liquidity Constrained, High Effort, Diminished Value



Pains & No Gains
Pooling Available Balances Is Costly and Cumbersome
Banks, Sellers, and Buyers Collectively Losing
Manually Configuring Payment Sources
Credit Facilitators' Fees Boost Costs
E-Commerce Loss: A Third of Online Carts Abandoned Due to Limited Payment Choices
Poor Monetization of Rewards Points

HustlePay

Combined Payments A Smart Hustle


Additional Liquidity, Low Effort, Increased Value
Future Is Combined
Enhanced Liquidity from Combined Funds Sources
Monetization of Reward Points
Buyers, Sellers, and Banks Benefit
Growing Value of Custom Solutions
AI Optimizes Payment Choices
Boosting Solvency and Savings
HustlePay


HustlePay Pitch
HustlePay combines available funds from multiple accounts.
It simplifies transactions and cuts down on abandoned shopping cart during online checkout.
Everyone wins from boosted sales and purchasing power.
VISA
VISA
HustlePay
HustlePay


HustlePay
App Video
Product Interface Demo
You don't have a HustlePay account ?
Apply Now!
User id
Password
Forgot your password
LOGIN
HustlePay



Use Case



Across 26 million global e-commerce stores, purchase abandonment halves potential $14T revenue to $7T.

Notably, $2T sales loss stems from payment dissatisfaction, a gap HustlePay targets.

Use Case Summary:

Cindy faces a $180 online gear purchase, beyond any single card's limit. She has adequate funds, spread across her bank, ApplePay, a prepaid card, and a friend's gift.

HustlePay Solution

HustlePay lets Cindy combine her resources in a single transaction against a small fee.
Benefits include:

- Pooling multiple payment methods
- Sending payment requests to others
- Optimizing the use of funds across different accounts

Why Now

No Behavior Change:

Hustling payments and combining payment sources has been a common practice for decades

Everyone Benefits:

Online merchants support HustlePay; gain from buyers' increased purchasing power.

Inevitable:

This functionality will eventually become commonplace.



Global Online Cart Abandonment



$1.96 Trillion
value of online shopping carts **abandoned** in e-commerce market worldwide, due to lack of suitable payment method

26 Million
e-commerce stores worldwide



Other
$396,852

Cost of Setup
620,949

Tax
$0

The Team, incl. Eng.
$1,604,162

Marketing
$2,375,800

Hustling $5 Million

$5M investment in YR-1 is targeting estimated $12 M annual revenue from prospect partnership.

$1.6 M
Core Mgmt. & Eng.

$621 k
Cost of Setup CapEx

$2.4 M
Marketing Costs

$397 k
Contingency, Legal, Travel etc.

$1.9 M
Annual Burn without Marketing

Future projections are not guaranteed



Go-to-Market Plan

Marketing Channels

Initiate 'Warm Market' campaign across our networks in Silicon Valley, LA, NYC; focus on e-commerce platforms, payment processors, and API promotion. Extend to comprehensive social media strategy and celebrity involvement.

The Timeline
Global Outreach by 2025

Q4 2024

Implementation B01-Fiserv Paydentity 300k Users
HustlePay App; API SDK

H2

B01-FiServ Paydentity 800k Users in Europe.



01 02

Target Market
Initially target payment service providers (PSP) in EU and US, as well as ecommerce stores. API for individual adopters.

03

Target Audience
Broadly-based low and medium income demographic shopping online; online merchants incl. car hailing services, and payment-service providers.

2025 — Marketing to other PSP's.

Q4 2025 — B01-FiServ Paydentity 1.5M Users Aggressive expansion campaign to other PSP's.

H2 2026 — Full international roll out.

Our Team



CEO

Bastiaan Van Gent
Founder HustlePay

- CEO / CFO with 30+ yrs. in diverse global industries from Engineering to Real Estate; an approved NATO vendor in special materials and services;
- Expertise in M&A, infrastructure, tax and financial structuring, international JVs;
- Worldwide business leadership and strategic collaborations with dozens of leadership and trustee positions;
- Hon. Ph.D International Open University and a recipient of the Gold Medal Award from the International Police Association for assisting in release of Afghan NATO employees.



COO

Timur Mukminov
Co-Founder HustlePay

- Operator with 18+ yrs. of technical project mgmt., business intelligence, data & analytical expertise, backed by solid background in IT infrastructure, and knowledge of multiple foreign languages.
- Provided project leadership in data center, DevOps, and engineering operations; delivering major projects at Google, Facebook/Meta, SAP, Genentech, Stanford Healthcare, and Intuit.
- Harvard University, BA; Univ. of Southern California, MA



Our Team



CFO

Ronald C. Rawson

- Advisor to early-stage companies, and board member on multiple boards. Executive Resource Board for Lee, Hecht, Harrison, Fortune 500 national counseling firm.
- Professional investor associations include Golden Gate Angels, Keiretsu Forum, VC Task Force, Innercircle Ventures, Virtual Founders Fund, Global Media Ventures.
- Ron has provided critical expertise in issues of consumer payments, credit, debit, smart-chip, wireless mobile, pre-paid. His long-term clients included American Express, Bank of America, Visa International, MasterCard, and Chevron US.
- Former All America, NCAA, and National Masters swimmer; graduate at UCLA; MBA in Finance, Golden Gate University.



CTO

Mark Baran
Domain Expertise Advisor; Prospect CTO or CEO

- In fintech, Mark architected intelligent supply chain finance solutions and AP automation platforms, utilizing AI to control risk and scale robustly to billions of dollars in volume.
- Mark is an innovator, technologist, data scientist, and futurist.
- Harvard Alumni, and current CTO of FastPay, Mark is a top master in the field of FinTech and Payment technologies.



Our Team



Stas Zvinyatskosky

Technical Advisor; Prospect Top Technical Seat

- Head of Platform Engineering at Verily, an Alphabet company
- Previously: partner at Accenture in Software Engineering and Architecture, worked with a number of Financial institutions
- Previously: Distinguished Architect at Yahoo!
- Over 25 years of experience in Software Engineering and Architecture
- MS in Computer Science, Stanford University



Simon Napier-Bell

PR and Marketing Advisor;

- Simon Napier-Bell is a renowned British music manager, songwriter, author, and film director.
  - He has managed iconic acts such as The Yardbirds, T Rex, Jeff Beck, Ultravox, Marc Bolan, Japan, Boney M ,Wham!, and Sinéad O'Connor. As a songwriter, he co-wrote the classic "You Don't Have To Say You Love Me." Napier-Bell is an accomplished best-selling author with books like "Black Vinyl White Powder", and many others. He directed several documentaries, including "27 Gone Too Soon" , and "George Michael: Portrait of an Artist." Napier-Bell's keen eye for talent has earned him a reputation as a top industry expert.
- At HustlePay, Simon will deliver a master-class in attracting world-class talent who can endorse and promote HustlePay.







Let's Hustle

Bastiaan Van Gent





Backup Slides

This Photo by Unknown author is licensed under CC BY-SA.

HustlePay

Business Model - VIVA (Greece)

8% Conservative Estimate

Case Study – Small-size PSP, JP Morgan majority shareholder

€4.9 billion total untapped market potential for Viva,

lost to inflexible payment options.

+ €0.4 billion
corresponds to extra 6.5 million transactions
17.5
17.9
Viva transaction volume (€ billion)
Viva transaction volume through strategic partnership with HustlePay (€ billion)

Transaction volume cancelled due to payment methods ('The 28%'), 4.9
Viva Market Potential € Bn
Transaction volume cancelled due to other reasons, 12.6
Viva transaction volume, 17.5

Viva In strategic partnership with HustlePay,

Is projected to recover 8% of the 28% transaction volume lost to cancellations due to payment methods.
This would boost sales by €0.4 billion, from extra 6.5 million transactions.

HustlePay

HustlePay targets €3.9 million in revenue with €0.6 transaction fee for 6.5 million expected transactions.



HustlePay

Business Model - VIVA (Greece)

15% Realistic Estimate

Case Study – Small-size PSP, JP Morgan majority shareholder

€4.9 billion total untapped market potential for Viva,

lost to inflexible payment options.

+ €0.7 billion
corresponds to extra 12.2 million transactions
17.5
18.2
Viva transaction volume (€ Bn)
Viva transaction volume through strategic partnership with HustlePay (€ Bn)

Transaction volume cancelled due to payment methods

(The 28%), 4.9

Viva
Market
Potential
€ Bn

Transaction volume
cancelled due to
other reasons, 12.6

Viva

In strategic partnership with HustlePay,

is projected to recover 15% of the 28% transaction volume lost to cancellations due to payment methods.
This would boost sales by €0.7 billion, from extra 12.2 million transactions.

HustlePay

HustlePay targets €7.3 million in revenue with €0.6 transaction fee for 12.2 million expected transactions.

HustlePay

Viva transaction
volume, 17.5



Business Model - STRIPE (HQ IRL)

Case Study - Large size PSP company

8% Conservative Estimate

€ 280 billion total untapped market potential for Viva,

lost to inflexible payment options.

+ €22.4 billion *corresponds to extra 217.5 million transactions*

1022.4

1000

Stripe transaction volume (€ Bn)

Stripe transaction volume through strategic partnership with HustlePay (€ Bn)

Transaction volume cancelled due to payment methods ('The 28%), 280

Stripe
Market
Potential
€ Bn

Transaction volume cancelled due to other reasons, 720

Stripe transaction volume, 1000

Stripe

In strategic partnership with HustlePay,

is projected to recover 8% of the 28% transaction volume lost to cancellations due to payment methods.
This would boost sales by €22.4 billion, from extra 217.5 million transactions.

HustlePay

HustlePay targets €130.5 million in revenue with €0.6 transaction fee for 217.5 million expected transactions.

HustlePay



Business Model - STRIPE (HQ IRL)

Case Study - Large size PSP company

15% Realistic Estimate

€280 billion total untapped market potential for Viva,

lost to inflexible payment options.

+ €42 billion *corresponds to extra 407.7 million transactions*

1042

17.5

Stripe transaction volume (€ Bn)

Stripe transaction volume through strategic partnership with HustlePay (€ Bn)

Transaction volume cancelled due to payment methods ('The 28%), 280

Stripe
Market
Potential
€ Bn

Transaction volume cancelled due to other reasons, 720

Viva transaction volume, 1000

Stripe

In strategic partnership with HustlePay,

is projected to recover 15% of the 28% transaction volume lost to cancellations due to payment methods.
This would boost sales by €42 billion, from extra 407.7 million transactions.

HustlePay

HustlePay targets €244.6 million in revenue with €0.6 transaction fee for 407.7 million expected transactions.

HustlePay



Profit & Loss Estimations

Reach breakeven in the 1st operational year

Costs & Expenses

Cost 77% & Expenses 23%

Year 2 = Year 1 X1.6, mainly triggered by the marketing cost

Year 3 = Year 2 X1.1, mainly triggered by the marketing cost

60.0
46.2
32.0
19.9
12.0
7.7
4.3
12.1
13.8
Year 1
Year 2
Year 3
Revenue
Cost
Profit

Year 2 = Year 1 X2.7

Growth generated by the app adoption among the **innovators** and early **adopters**

Year 3 = Year 2 X1.9

Generated by the **early majority**

HustlePay

Future projections are not guaranteed